Court Innovations Inc.

Annual Report 2017

Throughout this document, mentions of Court Innovations refer to Court Innovations Inc., a C-corporation formed on January 27, 2014, in Delaware ("the issuer"). The issuer's physical address is 213 S. Ashley St., Suite 200, Ann Arbor, Michigan, 48104.

You may contact the issuer by emailing hello@courtinnovations.com. This annual report is posted on the issuer's web site, getmatterhorn.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared by Court Innovations Inc.

Table of Contents

Financial statements referenced in the text are enclosed at the end of this document.

Questions and answers

What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Court Innovations Inc., is a C-corporation formed on January 27, 2014, in Delaware. The issuer's physical address is 213 S. Ashley St., Suite 200, Ann Arbor, Michigan, 48104. The issuer's web site may be accessed at getmatterhorn.com.

What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

JAMES PRESCOTT

Board positions with Court Innovations

Dates	Position	Principal Occupation
01/2014-Current	Director	Law Professor

Positions with Court Innovations

Dates	Position	Responsibilities
12/2015-Current	Secretary	Responsible for minutes of all meetings and actions of directors and stockholders.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
06/2006 - Current	University of Michigan	Law Professor Education
		Professor of Law, Codirector, Empirical Legal Studies Center, Codirector, Program in Law and Economics

---

MJ CARTWRIGHT

Board positions with Court Innovations

Dates	Position	Principal Occupation
06/2016-Current	Director	CEO

Positions with Court Innovations

Dates	Position	Responsibilities
06/2014-Current	CEO and President	Responsible for the general supervision and direction of the business.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
06/2014-Current	Court Innovations	CEO and President Information Technology Responsible for the general supervision and direction of the business.

_____

SAAED FATTAHI

Positions with Court Innovations

Dates	Position	Responsibilities
09/2014-Current	CTO	Responsible for the architecture and technical direction of products and services.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
09/2014-Current	Court Innovations	CTO Information Technology Responsible for the architecture and technical direction of products and services.

_____

TED DACKO

Board Positions with Court Innovations

Dates	Position	Principal occupation
12/2015-Current	Director	Business Consultant

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
04/2010-Current	Arbor Dakota	CEO Consulting An independent consultant mentor and board member to tech companies.

_____

Mindi Fynke

Board Positions with Court Innovations

Dates	Position	Principal occupation
8/2017-Current	Director	Executive

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2/1987-Current	EHIM, Inc.	CEO Employee Health Insurance Management Founder and CEO of business.

What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c), portions of § 227.201(m))

James J. Prescott owns 1,800,000 shares of Common Stock, representing a voting power of 25.88%.

Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Matterhorn, from Court Innovations, is a SaaS, cloud-based platform that allows courts and government agencies to handle many high-volume infractions, disputes and outstanding warrants online. This saves citizens, courts, government agencies and law enforcement significant time and money. The product is already on the market and in use by 30 courts and over 30,000 citizens. Feedback has been so positive that courts have expanded their platform to resolve additional types of cases online.

Problem. Prior to Matterhorn, resolving issues like open traffic tickets or warrants required law enforcement and citizens to physically go to the court. For resource-constrained courts and police departments, managing these minor disputes with in-person hearings or mediations meant long delays in scheduling, backlogs of open cases, delays in revenue realization, less time for hearing more complex disputes, and limited access to justice for citizens.

Solution. Available for courts and citizens 24/7, the cloud- based Matterhorn platform replicates and streamlines the court's current process in an online, asynchronous, collaborative environment. Court officials, law enforcement personnel, and citizens all "weigh-in" online on the case at a time that is convenient for each. The efficiency and financial outcomes are impressive: processing time decreased from 157 minutes to 27 minutes; 10% fewer warrants issued; and case turnover and revenue realization reduced from 1-2 months to 7 days.

Matterhorn's current SaaS solutions focus on dispute resolution and compliance for warrant resolution, warrant intervention (preventing the issuance of warrants), civil infraction disputes (including traffic and parking) and license restoration. These solutions (add-ons, sold separately) are the first of many applications on our product roadmap to provide online court access.

How many employees does the issuer currently have? (§ 227.201(e)) 8

Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f)) Court Innovations is a start-up; therefore, projections are based on limited operating data. As with many software solutions, there is limited protection available on intellectual property. Government sector sales typically have longer sales cycles.

The courts and government sector require technology investments and upgrades. This will encourage additional competitors as the market grows.

Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Amount Class of security authorized

Common stock 9,600,000, Preferred stock 2,500,000

Amount outstanding Voting rights Other terms

7,928,291; Yes

Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

On September 21, 2016, the Company secured a term sheet for a preferred stock financing with a pre-financing valuation of $3M.

The Company completed the $500,000 crowdfunding campaign and the preferred stock financing in 2017 totaling a little over $1.8M. At the time of the closing, our post-financing valuation estimate was approximately $4.8M.

Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

As with any minority ownership investment, there is no significant involvement regarding the direction and operations of the business.

Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The issuer has no material indebtedness.

Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

During 2017, Court Innovations closed an offering under exemption 4(a)(6) via Netcapital Funding Portal, Inc. Proceeds are being used for working capital. The offering resulted in the sale of 805,153 shares of common stock.

Also, during 2017 Court Innovations closed an offering under exemption 4(a)(2). Proceeds are being used for working capital. The offering resulted in the authorization, issuance, and sale of 2,138,702 shares of preferred stock.

Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material

interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r)).

The only financing transaction that closed in 2017 is described above. No other transactions have occurred or are currently proposed.

Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Funding History: The University of Michigan's Third Century Fund strongly believes in this online court initiative. The combination of increasing access to justice for all citizens and the national scalability of the solution attracted this grant funding – totaling about $3M – to prove the initial concepts, implement pilots, establish an initial customer base that represents a growing market, and evaluate the impact of online case resolution. In 2017, we built on this work and closed a financing round for a little over $1.8M to expand into courts throughout the country.

We have launched and are working with over 40 courts and agencies across the country. As we continue to bring in new customers, we are identifying and implementing new application solutions that are already being sold and launched in Matterhorn courts. The revenue from court solutions continues to build through our initiatives.

Leveraging our proven solutions in Michigan, we continue to expand into other states. We are currently working with courts and agencies across 8 states. Our momentum continues to move us forward nationally as we contract with more courts, expand our solutions for handling more types of cases, and reach more citizens to resolve their cases. These are all key building blocks of our growth.

Revenue: Our revenues are transitioning from grant-based revenue to court customer revenue. Our court customer revenue has increased from $52,476 in 2016 to $113,662 in 2017. We decreased our grant revenue from $960,756 in 2016 to $57,159 in 2017.

Cost of Goods Sold: Because of our software-as-a-service, cloud-based platform, we are able maintain a lower cost of goods as we increase our revenue growth in the next few years.

Operating Expenses: As we continue our national roll-out, our operating expenses are focused primarily on sales and marketing. With our core Matterhorn platform built out and running, our development costs are balanced between product enhancements and building new solutions.

Capital: Court Innovations secured investment in 2017.

Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed at the end of this document. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing reporting requirements

Court Innovations must continue to comply with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202) until one of the following occurs:

- Court Innovations is required to file reports under Section13(a) or Section15(d) of the Exchange Act
- Court Innovations has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record
- Court Innovations has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000
- Court Innovations or another party repurchases all of the securities issued in reliance in Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities
- Court Innovations liquidates or dissolves its business in accordance with state law

When one of the above occurs, Form C-TR must be filed within five business days from the date on which Court Innovations becomes eligible to terminate its reporting with the United States Securities and Exchange Commission (SEC).

Court Innovations will file a report electronically with the SEC annually and post the report on its web site (getmatterhorn.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial statements certification

I, MJ Cartwright, certify that the financial statements of Court Innovations, Inc., included in this Form are true and complete in all material respects.



MJ Cartwright
Chief Executive Officer

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et. Seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Court Innovations Inc. by



_____
MJ Cartwright
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et. Seq.), this Form C has been duly signed by the following persons in the capacities and on the dates indicated.

Principal officers

Majority of the board of directors or persons performing similar functions

Saaed Fattahi, CTO /signature on file/ 4/30/2018



Ted Dacko /signature on file/ 4/30/2018

_____
MJ Cartwright
Principal executive officer

On _____ 4/28/2018 _____

_____
Ted Dacko
On _____



_____
MJ Cartwright
Principal financial officer

On _____ 4/28/2018 _____

James J Prescott /signature on file/

_____
James Prescott
On _____ 4/30/2018 _____



_____
MJ Cartwright
Principal accounting officer or controller

On _____ 4/28/2018 _____

_____
Mindi Fynke
On _____

Instructions. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Statement of Stockholders' Equity*
For the Year Ended December 31, 2017 and For the Year Ended December 31, 2016

	Capital Stock and Paid-In Capital		Retained Earnings		Total Stockholder's Equity	
Balance, December 31, 2015	$	-	$	143,544	$	143,544
Net Income	$	-	$	29,106	$	29,106
Distributions	$	-	-			-
Balance, December 31, 2016	$	-	$	172,650	$	172,650
Net Income	$	-			$	(1,125,226)
Distributions	$	1,825,043			$	1,825,043
Balance, December 31, 2017	$	1,825,043	$	172,650	$	872,467

* Unaudited financials

Court Innovations Incorporated
Statement of Cash Flows*
January 2016 - December 2017

	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	-$ 1,125,226	$ 29,106
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 38,026	$ 5,969
Net cash provided by operating activities	-$ 1,087,200	$ 35,075
INVESTING ACTIVITIES		
Net cash provided by investing activities	-$ 6,990	$ 4,206
FINANCING ACTIVITIES		
Net cash provided by financing activities	$ 1,825,043	$ 0
Net cash increase for period	$ 730,853	$ 39,281

* Unaudited financials

Court Innovations Incorporated
Income Statements*
From the Year Ended December 31, 2017 and For the Year Ended December 31, 2016

	2017		2016
Revenue			
Total Income	$ 172,150	$	1,014,233
Expenses			
Amortization Exp	$ 227	$	277
Business Consulting	$ 36,153	$	15,566
Customer Support	$ 708	$	708
Depreciation Expense	$ 144	$	5,416
Development Expense	$ 97,529	$	68,011
Dues and Subscriptions	$ 1,584	$	1,500
Human Resource Expense	$ 23,785	$	1,233
Interest Expense		$	94
Marketing and Sales Expense	$ 112,613	$	42,094
Office/General Administrative Expenses	$ 32,098	$	23,465
Operations Hosting and Materials	$ 10,583	$	16,354
Payroll Expenses	$ 780,177	$	690,956
Professional Fees	$ 94,113	$	24,854
Registrations Licenses	$ 6,346	$	8,528
Rent Expense	$ 47,383	$	41,140
Travel Expense	$ 48,316	$	29,908
Total Expenses	$ 1,291,757	$	970,104
Net Operating Income	$ (1,119,607)	$	44,129
Federal & State Income Tax	$ 5,617	$	15,024
Net Income	**$ (1,125,224)**	**$**	**29,106**

* Unaudited financials

Court Innovations Incorporated
Balance Sheets*
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	863,907	$	133,054
Accounts Receivable	$	64,220	$	77,999
Prepaid Expenses	$	15,726	$	3,230
Total Current Assets	$	943,854	$	214,283
Fixed Assets				
Accumulated Depreciation	$	(9,875)	$	(9,731)
Furniture and Equipment	$	26,556	$	19,421
Net Fixed Assets	$	16,681	$	9,690
Other Assets				
Trademark	$	4,159	$	4,159
Accumulated Amortization	$	(643)	$	(416)
Net Trademark	$	3,515	$	3,743
Total Other Assets	$	3,515	$	3,743
TOTAL ASSETS	$	964,050	$	227,716
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	9,113	$	2,434
Credit Card Payable	$	3,503	$	2,361
Deferred Revenue	$	26,710	$	7,450
Federal & State Income Tax Payable	$	1,614	$	2,504
Payroll Liabilities	$	23,688	$	13,362
Total Current Liabilities	$	12,616	$	28,112
Deferred Income Taxes	$	26,954	$	26,954
Total Long-Term Liabilities	$	26,954	$	26,954
Total Liabilities	$	39,570	$	55,066
Equity				
Total Capital Stock	$	7,928	$	-
Paid-In Capital or Surplus	$	1,817,115		
Retained Earnings	$	172,650	$	143,544
Net Income	$	(1,125,226)	$	29,106
Total Equity	$	872,468	$	172,650
TOTAL LIABILITIES AND EQUITY	$	912,038	$	227,716

* Unaudited financials